June 27, 2011

John Reynolds

Assistant Director

Shehzad Niazi

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:

VB Clothing, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed June 7, 2011

File No. 333-170779

Dear Mr. Reynolds:

The following is the registrants response to your comment letter of June 22, 2011.

Amendment No. 5 to Registration Statement on Form S-1

General

1.

Please revise to correct the page numbers in your registration statement.  In this regard we note that you have no page 19 and two pages numbered 25, among other possible issues.   In this regard, also revise your table of contents to reflect the correct page of each section referenced therein.

Page numbering and page numbering in the table of contents corrected.

2.

We reissue comment one of our letter dated May 6, 2011.  Please revise throughout the prospectus as appropriate to describe in greater detail what specific products you intend to produce and market.  Your revised disclosure in each subsequent amendment appears to provide less detail about your products rather than more.  When revising your disclosure in response to this comment please address the list of product lines discussed on page six and your allocation of proceeds to your “HIT the BEACH” line, discussed on page 26, amongst other inconsistent disclosure.

Clarified and items deleted for consistency.

Summary Financial Information, page 8

3.

The summary data does not agree with the financial statements.  Please revise or advise.

Summary data updated to agree with the March 31, 2011 financials.

Use of Proceeds, page 13

4.

We partially reissue comment 5 of our letter dated May 6, 2011.   Please reconcile your disclosure in this section with your discussion on page 26 of your proposed milestones.  In this regard, we note the following:  (a) you have allocated $10,000 to Sales and marketing in your disclosure on page 13, but appear to allocate $11,000 to Sales and Marketing on page 26 and (b) your discussion on page 26 of the individual expenditures constituting Sales and Marketing continues to differ from your disclosure in footnote four on page 13.

Revised.

Dilution, page 14

5.

Please update this information to March 31, 2011 and ensure that the net tangible book value agrees with the March 31, 2011 financial statements.

Updated to March 31, 2011 data including net tangible book value.

Industry Trends Analysis, page 18

6.

We reissue comment six of our letter dated May 6, 2011.   Please expand on your discussion of industry trends in your target markets that may affect your business.  In your revised disclosure, please address each of the four target markets identified on pages 18-20.

Additional disclosure added to four target markets.

Marketing, page 21

7.

We reissue comment seven of our letter dated May 6, 2011.  We note your disclosure in the first paragraph of page 21.   Please revise to make a more detailed disclosure of how a website, SEO and branding will “bring the viral marketing strategy to fruition.”

Deleted SEO & Viral Marketing.

Online Marketing, page 21

8.

We note your statement in the second paragraph of this section that “Forrestor Reseacrch put out a new five-year forecast today.”   Please revise to provide the date of such forecast.

Revised to add date of March 8, 2010.

9.

It is unclear how the data provided in the third paragraph of this section relating to Western Europe is relevant to your business.  Please advise or revise.

Western Europe data deleted.

10.

Please delete the last sentence of page 21 where you state  “I come to a different conclusion:  avoid going to real stores and buy online whenever you can.  You will be happier” to avoid overly promotional disclosure.

Last sentence of page 21 deleted.

12 Month Growth Strategy and Milestones, page 23

11.

We partially reissue comment nine of our letter dated May 6, 2011.   We note your added disclosure starting on page 23.  Please revise to provide specific examples of the vertical markets you are considering targeting for your online marketing venues.  Furthermore, revise the disclosure regarding eight steps to developing a vertical marketing plan to clarify the relevance of these steps to your business.

Deleted vertical marketing.

Unaudited Balance Sheet, page F-14

12.

We note you recorded a $500 decrease to general expenses during the interim period, which appears to have resulted in an unreconciled difference in your balance sheet.  Please revise your financial statements, so that all of your financial statements and disclosed amount reconcile.

An additional $500 in expenses was incurred thus the March 31. Due to a typo the $9,225 in expenses was shown as $8,225.   Making this correction  to show a $500 increase in expenses instead of a decrease results in the Balance sheet balancing.

Management’s Discussion and Analysis or Plan of Operations, page 25

13.

The balance sheet data does not agree with the financial statements.  Please revise or advise.

Management’s Discussion and Analysis data revised to agree with the balance sheets in the financial statements including March 31, 2011 information.

Plan of Operations, page 25

14.

Please update the financial information in the first paragraph and ensure that it agrees with the financial statements.

Updated to include the March 31, 2011 financials.

Other Expenses of Issuance and Distribution, page II-I

15.

We reissue comment 12 of our letter dated May 6, 2011.  We note remaining references to Triton Stock Transfer in the first paragraph of page eight, the last paragraph of page 15 and under Stock Transfer Agent on page 26, among other possible locations.   We also note that you do not appear to have made any changes to page II-1, which still refers to fees to be paid to Triton.  Please revise the table in this section and your disclosure elsewhere to clarify your intent to establish a relationship with Triton.

Revised to remove any reference to Triton.

Exhibits

General

16.

We reissue comment 12 of our letter dated May 6, 2011.  We are unable to locate any substantive response to that comment.  Please file the escrow agreement and any agreement with Triton Stock Transfer as exhibits to your amended registration statement.  In this regard, we remain unable to locate Exhibit 99(b).

Triton is no longer in existence.   Harold P. Gewerter, Esq. Ltd. will act as the escrow agent.   The new escrow agreement with Harold P. Gewerter, Esq. Ltd. is attached as Exhibit 99(b).

Exhibit 23. 1

17.

 You are required to file a consent in a registration statement when using an auditor’s report.   We refer you to Rule 436(b) of Regulation C and Item 601(b)(23) of Regulation S-K.

A consent to the last amendment was obtained but accidently left off of the EDGAR submission.   A current consent is attached to this amendment.

Very truly yours,

/s/ Anthony Pasquale

Anthony Pasquale, President

VB Clothing, Inc.